                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. _____)/*/

                                 AUBURN BANCORP
- --------------------------------------------------------------------------------

                                (Name of Issuer)

                           Common Stock, no par value
- --------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   050253103
- --------------------------------------------------------------------------------

                                 (CUSIP Number)

             E.L. Herbert, Executive Vice President/General Counsel
ValliCorp Holdings, Inc., 8405 N. Fresno St., Fresno, CA  93720 - (209) 437-5700
- --------------------------------------------------------------------------------

(Name, Address, and Telephone number of Person Authorized to Receive Notices and
                                Communications)

                                 March 27, 1996
- --------------------------------------------------------------------------------

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

/*/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------------                                  ---------------------
  CUSIP NO. 050253103                   13D                PAGE 2 OF 2 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      VALLICORP HOLDINGS, INC., I.R.S. Identification
      No. 77-0029483

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC

- ------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
 5
      [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            ZERO

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          251,175 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SHARED DISPOSITIVE POWER
                     9
    REPORTING             ZERO

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          ZERO
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      451,161 (See Item 5)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions) [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      37.3%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO

- ------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

     This statement relates to the common stock, no par value (the "Shares"), of Auburn Bancorp, a California corporation (the "Issuer"), which has its principal executive offices at 540 Wall Street, Auburn, California 95603.

Item 2.  Identity and Background.
         -----------------------

     This statement is being filed by ValliCorp Holdings, Inc., a Delaware corporation ("ValliCorp"), with its principal executive offices at 8405 North Fresno Street, Fresno, California 93720. ValliCorp is a bank holding company primarily engaged in the banking business through its wholly-owned California state chartered banking subsidiary, ValliWide Bank.

     The name, business or residence address, and present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which employment is conducted) of each of the executive officers and directors of ValliCorp are set forth below. All of the executive officers and directors of ValliCorp are United States citizens.

                                Principal Occupation or
Name and Association with       Employment and Name of             Address of Employer
       ValliCorp                Employer Organization                 Organization
- -------------------------       -----------------------            -------------------
William A. Benneyan,            Managing Partner of Benart         211 N. Stevenson
Director                        Group of Companies and which       Visalia, CA  93291
                                specializes in real estate
                                investments

Lucineia S. Donnelley,               Executive Vice President/            8405 N. Fresno Street
Executive Vice President/            Administration and Operations        Fresno, CA  93720
Administration and Operations        of ValliCorp and its principal
                                     subsidiary, ValliWide Bank

Edwin L. Herbert,                    Executive Vice President/            8405 N. Fresno Street
Executive Vice President/            General Counsel of ValliCorp         Fresno, CA  93720
General Counsel

Louis H. Herwaldt,                   President of Herwaldt                6286 N. Blackstone Ave.
Director                             Automotive Group, Inc., vehicle      Fresno, CA  93710
                                     sales

J. Mike McGowan,                     President/Chief Executive            8405 N. Fresno Street
President/Chief Executive            Officer of ValliCorp and of          Fresno, CA  93720
Officer and Director                 ValliCorp's principal subsidiary,
                                     ValliWide Bank

Patrick J. Mon Pere,                 President and Chief Executive        3457 W. Shaw Ave.
Chairman of the Board and            Officer of Patrick James, Inc., a    Fresno, CA  93711
Director                             men's retail clothing firm

Wolfgang T.N. Muelleck,              Executive Vice President/Chief       8405 N. Fresno Street
Executive Vice President/Chief       Financial Officer of ValliCorp       Fresno, CA  93720
Financial Officer                    and ValliCorp's principal
                                     subsidiary, ValliWide Bank

Lorenzo Tony Ortega, Ph.D.,          Associate Professor of               9001 Stockdale Highway
Director                             Management, School of                Bakersfield, CA  93309
                                     Business at California State
                                     University, Bakersfield

Alan H. Pierrot, M.D.,               Retired Orthopedic surgeon;          6107 N. Fresno, #101
Director                             General partner and Founder of       Fresno, CA  93710
                                     the Fresno Surgery Center, a
                                     mini hospital dedicated to the
                                     care of the elective surgery
                                     patient

Steven C. Pumphrey,                  Executive Vice President/Chief       8405 N. Fresno Street
Executive Vice President/Chief       Credit Officer of ValliCorp and      Fresno, CA  93720
Credit Officer                       its principal subsidiary,
                                     ValliWide Bank

V. Eugene Ross,                      Real estate developer and            2541 Green Acres Drive
Director                             business owner                       Visalia, CA  93291

Michael J. Ryan, Jr.,                Ryan Farms, a diversified            5039 N. Van Ness
Director                             farming venture, and personal        Fresno, CA  93711
                                     investments and real estate

Larry A. Shehadey,                  Owner of Producers Dairy             144 E. Belmont
Director                            Foods, Inc., Shehadey                Fresno, CA  93701
                                    Properties, and LAS
                                    Transportation

Jerry K. Stanners,                  Business consultant, immediate       7238 Meadowbrook Ln.
Director                            past President, Chief Executive      Bakersfield, CA  93309
                                    Officer and a Director of
                                    Freymiller Trucking, Inc.

John H. Tait,                       Executive Vice President/Sales       8405 N. Fresno Street
Executive Vice President/Sales      and Service of ValliCorp's           Fresno, CA  93720
and Service of ValliWide Bank       principal subsidiary, ValliWide
                                    Bank

Charles L. Tingey,                  Chairman of the Board of             1310 E. Shaw Ave.
Director                            Directors and principal              Fresno, CA  93710
                                    stockholder of Charles Tingey
                                    Associates, Inc., a commercial
                                    industrial real estate brokerage
                                    firm


     During the last five (5) years, none of ValliCorp or its executive officers or directors has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     ValliCorp's beneficial interest in the Shares which are the subject of this filing arise from (a) a Shareholder Agreement executed by nine (9) principal shareholders of the Issuer in favor of ValliCorp, whose names, residence or business addresses, and principal occupation or employment are listed below (the "Bound Shareholders") and (b) an Investment Agreement entered into between the Issuer and ValliCorp with respect to 199,986 Shares as to which ValliCorp has been granted an option to acquire all or part for $10.00 per Share or $1,999,860 in the aggregate if the option to all of such Shares is exercised.

     The Shareholder Agreement and the Investment Agreement were executed and delivered in connection with the execution and delivery by ValliCorp of that certain Agreement and Plan of Reorganization dated as of March 27, 1996, between ValliCorp and the Issuer (the "Merger Agreement").

     The Shareholder Agreement requires that the Bound Shareholders vote their shares (i) in favor of the Merger Agreement and the merger of Issuer with and into ValliCorp as described in the Merger Agreement (the "Merger"), and (ii) against any proposal or transaction which would in any manner impede, frustrate, prevent, or nullify the Merger or the Merger Agreement. Each of the Bound Shareholders is a United States citizen.

                                   Principal Occupation or
                                   Employment and Name of
Name and Number of Shares          Employer Organization               Address
- -------------------------          ---------------------               -------
John G. Briner                 Director, President and Chief       540 Wall Street
67,287 Shares                  Executive Officer of Issuer         Auburn, CA  95603

Paul Brocker                   General Contractor and Cashier      540 Wall Street
6,046 Shares                   of the Issuer                       Auburn, CA  95603

D. Dwight Odom, M.D.           Former Gynecologist and             335 Kilham Rd.
46,927 Shares                  President of D. Dwight Odom,        Auburn, CA  95603
                               M.D., Inc. (Chairman of the
                               Board of Issuer)


                                  Principal Occupation or
                                  Employment and Name of
Name and Number of Shares         Employer Organization                  Address
- -------------------------         ---------------------                 --------

Thomas E. Propp                Managing Partner, CFO and           431 Olive Orchard Dr.
6,933 Shares                   CPA of Tate, Propp, Beggs &         Auburn, CA  95603
                               Sugimoto, an accountancy
                               corporation (Director of Issuer)

Donald L. Robinson             Owner and President of Don          2145 Grass Valley Hwy.
14,033 Shares                  Robinson Sand & Gravel, Inc.        Auburn, CA  95603
                               and Don Robinson
                               Construction, Inc. (Director of
                               Issuer)

Harry E. Sands                 Retired.  Former business           P.O. Box 298
37,192 Shares                  executive (Director of Issuer)      Auburn, CA  95604

Virgil R. Traynor, D.V.M.      Veterinarian and Owner of           1055 Grass Valley Hwy.
15,009 Shares                  Edgewood Veterinary Clinic          Auburn, CA  95603
                               (Director of Issuer)

Gary N. Weeks                  Owner and President of Marina       223 Lloyd St.
30,405 Shares                  Imports (Director of Issuer)        Grass Valley, CA  95945

H. Roy Yamaski                 Landscape Architect, Owner          1130 Humbrey Way
27,343 Shares                  and President of Yamaski            Auburn, CA  95603
                               Nursery


     The Investment Agreement gives ValliCorp the option to purchase certain newly issued Shares of the Issuer on the occurrence of certain events therein described. The funds for the purchase of Shares subject to the Investment Agreement would be obtained from working capital funds of ValliCorp.

Item 4.  Purpose of Transaction.
         ----------------------

     The Merger Agreement was entered into as of March 27, 1996 by the Issuer and ValliCorp. The Merger described in the Merger Agreement provides for the merger of the Issuer with and into ValliCorp with ValliCorp being the surviving corporation. By reason of the Merger, each of the Shares of the Issuer's Common Stock outstanding is to be converted into the right to receive .8209 shares of the Common Stock, par value One Cent ($.01) per share, of ValliCorp ("ValliCorp Shares"), as such conversion ratio may be adjusted pursuant to the Merger Agreement.

     Consummation of the Merger is subject to the satisfaction of certain conditions, including approval of the transaction by the shareholders of the Issuer and receipt of necessary approvals from regulatory authorities, including the Federal Reserve Board.

     A copy of the Merger Agreement is incorporated into this statement as Exhibit "A." The description of the Merger Agreement set forth in this statement is qualified in its entirety by reference to Exhibit "A."

     In order to induce ValliCorp to enter into the Merger Agreement, certain principal shareholders of the Issuer entered into the Shareholder Agreement, which is also dated as of March 27, 1996. A copy of the form of the Shareholder Agreement is incorporated into this statement as Exhibit "B." The description of the Shareholder Agreement set forth in this statement is qualified in its entirety by reference to Exhibit "A," which is incorporated herein by reference. The original of the Shareholder Agreement was executed in the same form as Exhibit "B" by the Issuer, by ValliCorp, and by the Bound Shareholders as to the number of shares beneficially owned by each as set forth in Item 3 of this statement.

     The Shareholder Agreement provides, among other things, that the Bound Shareholders will vote or cause to be voted the 251,175 Shares beneficially owned by the Bound Shareholders (i) in favor of the Merger Agreement and (ii) against any proposal or transaction which would in any manner impede, frustrate, prevent, or nullify the Merger or the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

     The Shareholder Agreement also provides that its terms are binding upon any person to whom legal or beneficial ownership of the Shares shall pass by operation of law or otherwise and will extend to any shares acquired by the Bound Shareholders after the execution thereof.

     The purpose of obtaining the foregoing Shareholder Agreement is to cause the Shares to be voted in favor of the Merger.

     In order to facilitate the transactions contemplated by the Merger Agreement, the Issuer granted ValliCorp an option (the "Option") to purchase up to 199,986 Shares pursuant to the Investment Agreement, which is also dated as of March 27, 1996. A copy of the form of the Investment Agreement is incorporated into this statement as Exhibit "C." The description of the Investment Agreement set forth in this statement is qualified in its entirety by reference to Exhibit "A," which is incorporated herein by reference. The original of the Investment Agreement was executed in the same form as Exhibit "C" by the Issuer and ValliCorp.

     The Option may be exercised by ValliCorp in whole or in part, at any time, or from time to time, if any of the following circumstances occur: (a) any entity, person, or group (other than ValliCorp), within the meaning of Section 13(b)(3) of the Exchange Act (a "Person"), commences, or files a registration statement under the Securities Act with respect to, a tender offer or exchange offer to purchase any Shares of the Issuer such that, upon consummation of such offer, such Person would own or control 10% or more of the then outstanding Shares; (b) the Issuer or any subsidiary of the Issuer authorizes, recommends, proposes, or publicly announces an intention to authorize, recommend or propose, or enters into, an agreement with any Person to
(i) effect a merger, consolidation, or similar transaction involving Issuer or any of its subsidiaries, (ii) sell, lease, or otherwise dispose of assets of Issuer or its subsidiaries representing 10% or more of the consolidated assets of Issuer and its subsidiaries, or (iii) issue, sell, or otherwise dispose of securities representing 10% or more of the voting power of Issuer or any of its subsidiaries (any of the foregoing an "Acquisition Transaction"); (c) any Person acquires beneficial ownership or the right to acquire beneficial ownership, or any group is formed which beneficially owns or has the right to acquire beneficially ownership of, 10% or more of the then outstanding Shares; or (d) the holders of Shares do not approve the Merger Agreement at the meeting of such shareholders held for the purchase of voting on the Merger Agreement, or such meeting is not held or is cancelled prior to termination of the Merger Agreement, or Issuer's Board of Directors withdraws or modifies in any manner adverse to ValliCorp the unanimous recommendation of Issuer's Board of Director's with respect to the Merger Agreement, in each case after any Person shall have (i) publicly announced a proposal, or publicly disclosed an intention to make a proposal, to engage in an Acquisition Transaction, or (ii) filed an application (or given an notice) under the Bank Holding Company Act of 1956, as amended, or the Change in Bank Control Act of 1978 for approval to engage in an Acquisition

Transaction. Notwithstanding the foregoing, the Option may not be exercised if either (A) any required governmental approvals have not been obtained with respect to such exercise or if such exercise would violate any applicable regulatory restrictions, or (B) at the time of exercise, ValliCorp is failing in any material respect to perform or observe its covenants or conditions under the Merger Agreement.

     The Investment Agreement provides that ValliCorp may assign and transfer the Option at any time after the Option becomes exercisable.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------
     (a) Under the terms of the Shareholder Agreement, the Bound Shareholders have agreed to vote or cause to be voted the 251,175 Shares beneficially owned by them in the manner specified in Item 4. Such amount is as of March 15, 1996, and includes 5,350 shares subject to options held by Bound Shareholders that were exercisable within 60 days of March 15, 1996. ValliCorp, therefore, beneficially owns by reason of the Shareholder Agreement for purposes of Rule 13d-3 under the Exchange Act 251,175 Shares.

          In addition, pursuant to the terms of the Investment Agreement, ValliCorp has the right to acquire, under certain circumstances, 199,986 Shares, which it therefore beneficially owns for purposes of Rule 13d-3, solely by reason of its right to acquire such Shares pursuant to the Investment Agreement.

          The total number of shares which ValliCorp beneficially owns for purposes of Rule 13d-3 is 451,161 Shares, which is the total of the shares beneficially owned as described in the preceding two paragraphs. The 451,161 Shares beneficially owned is 37.3% of the sum of the shares of (i) the number of Shares of Issuer outstanding (1,004,955) as of March 15, 1996 according to Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, (ii) the 5,350 Shares acquirable by Bound Shareholders upon exercise of options held by them, and (iii) the 199,986 Shares issuable to ValliCorp if the Option under the Investment Agreement were exercised.

     (b) Unless and until the exercise of the Option to purchase Shares under the Investment Agreement, ValliCorp does not have the power to vote or direct the vote, or the power to dispose or direct the disposition of, the 199,986 Shares subject to the Option; however, ValliCorp has the right to dispose of its rights under the Investment Agreement at such time as the Option becomes exercisable. See Item 4 above.

          ValliCorp has shared power to vote or direct the vote of 251,175 Shares subject to the Shareholder Agreement insofar as ValliCorp has the power to vote and direct the vote of such Shares solely with respect to a vote by shareholders of the Issuer to approve the Merger, the Merger Agreement, and the transactions contemplated thereby and in opposition to any proposal or transaction that would in any manner impede, frustrate, prevent, or nullify the Merger, the Merger Agreement, or any of the other transactions contemplated thereby.

          The name, business or residence address, present occupation or employment, and citizenship of each of the Bound

Shareholders is set forth in Item 3 above. During the past five (5) years, none of the Bound Shareholders has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) Except as described above, neither ValliCorp nor any person named in Paragraph 2 above owns beneficially any shares or has effected any transaction in Shares during the sixty (60) days preceding the date of this statement.

     (d) To the best knowledge of ValliCorp, the Shares which are subject to the Investment Agreement have not been issued and therefore no persons presently have the right to receive the dividends from, or the proceeds from the sale of, such Shares. The Shareholder Agreement does not address the rights of the parties thereto to receive the dividends from, and the proceeds from the sale of, the Shares subject to such Agreement.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings, or Relationships with Respect
         ----------------------------------------------------------------------
to Securities of the Issuer.
- ---------------------------

     Other than as indicated elsewhere in this statement, neither ValliCorp nor any of the persons named in Item 2 hereof is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------
     The following are filed as exhibits to this statement:

     Exhibit "A" - Merger Agreement (being the Agreement and Plan of
     -----------
Reorganization between ValliCorp Holdings, Inc. and Auburn Bancorp, Inc. dated as of March 27, 1996), which is Exhibit "B" to ValliCorp's Current Report on Form 8-K (Commission File Number 18202) filed with the Commission with a Date of Report of March 27, 1996, and which is incorporated herein from such filing;

     Exhibit "B" - Form of Shareholder Agreement dated as of March 27, 1996,
     -----------
which is Exhibit 9.1 included within Exhibit "A" and is incorporated herein from the same filing referred to in the preceding paragraph;

     Exhibit "C" - Form of Investment Agreement dated as of March 27, 1996,
     -----------
which is Exhibit 9.2 included within Exhibit "A" and is incorporated herein from the same filing referred to in the paragraph preceding the preceding paragraph.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                VALLICORP HOLDINGS, INC.


Dated:  April 24, 1996                            By: /s/ E.L. Herbert
                                                     --------------------------
                                                      E.L. Herbert
                                                      Executive Vice President/
                                                      General Counsel

                                 EXHIBIT INDEX
                                 -------------



       Exhibit
       -------                    Description
       Letter                     -----------
       ------

       "A"           Merger Agreement (being the Agreement and
                     Plan of Reorganization between ValliCorp
                     Holdings, Inc. and Auburn Bancorp, Inc.
                     dated as of March 27, 1996)/(1)/

       "B"           Form of Shareholder Agreement dated as
                     of March 27, 1996/(2)/


       "C"           Form of Investment Agreement dated as
                     of March 27, 1996/(3)/

- -----------------------------


     (1) Incorporated herein by reference to ValliCorp's Current Report on Form 8-K (Commission Number 18202) bearing a Date of Report of March 27, 1996 (the "March 27 Form 8-K"), where such Merger Agreement appears as Exhibit "B."

     (2) Incorporated herein by reference to the March 27 Form 8-K, where such Shareholder Agreement appears as Exhibit 9.1 within the Merger Agreement appearing as Exhibit "B" to the March 27 Form 8-K.

     (3) Incorporated herein by reference to the March 27 Form 8-K, where such Investment Agreement appears as Exhibit 9.2 within the Merger Agreement appearing as Exhibit "B" to the March 27 Form 8-K.